

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

Via E-mail
Steven D. Becker
President
TC PipeLines GP, Inc.
717 Texas Street, Suite 2400
Houston, Texas

     Re: TC Pipelines, LP
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 28, 2012
             File No. 1-35358

Dear Mr. Becker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Our records show your file number changed to 1-35358 when you filed Form 8-A on November 21, 2011. Please revise the cover page to include the correct file number.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

2. We note your disclosure on page 53 that "Great Lakes earned $80.6 million of transportation revenues under these contracts [with TransCanada and its affiliates] in 2011 (2010 – $148.5 million; 2009 – $141.7 million). This amount represents 32.2 percent of total revenues earned by Great Lakes in 2011 (2010 – 56.6 percent; 2009 – 48.9 percent)… The year over year differences come from a combination of capacity reduction of 27 percent and an increase in TransCanada's capacity release activity on its

remaining contracts, which shifted revenues from those remaining contracts from the affiliates to other customers who took up the released capacity." Please explain why TransCanada reduced its capacity and whether you anticipate this will be a continuing a trend. Please also provide us with your proposed disclosure in this regard. Please see Item 303(a)(1) and (a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 40

Overview, page 40

3. We note your statement on page 40 that "reduction in long-term firm contracts underpinning revenues on Great Lakes beyond 2012 is consistent with the industry trend towards short-term contracting, and may result in lower or volatile revenues. Management cannot estimate the impact this will have on cash flows." We further note your statement on page 36 that TCPL, an affiliate of your sponsor and Great Lakes' largest shipper, has reduced commitment volumes and your statement on page 14 that "[m]ore than half of Great Lakes' capacity is under contracts that expire in 2012 and 2013…Although Great Lakes has historically been fully contracted, Great Lakes currently has approximately 75 percent of its long-haul capacity contracted through to October 31, 2012" and your statement in your Form 10-Q filed on April 30, 2012 that Great Lakes presently is only 22% contracted at less than maximum rates at November 2012. Please explain what, if any, course of action management is taking to address this reduction in long-term firm contracts and provide us with your proposed disclosure in this regard. Please also explain what is driving this industry trend towards short-term contracts. Your disclosure in the first full risk factor on page 21 is insufficient in this regard. Please see Item 303(a)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 60

4. In order for us to better understand your compensation policies and practice, please tell us how much time each of your named executive officers devoted to your business during the 2011 fiscal year. We may have further comments after we review your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William H. Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or me at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Rae Haynes